UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)

Barnes & Noble, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

067774109
(CUSIP Number)

Leonard Riggio
c/o Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10011
(212) 633-3300

With a copy to:

Bryan Cave LLP 1290 Avenue of the Americas New York, NY 10104 Attention: Jay M. Dorman Telephone: (212) 541-2018

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 10, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

(Continued on the following pages)
_____________________
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS Leonard Riggio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,159,931
	8	SHARED VOTING POWER 4,879,728
	9	SOLE DISPOSITIVE POWER 10,159,931
	10	SHARED DISPOSITIVE POWER 4,879,728
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,752,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS LRBKS Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,451,228
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,451,228
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON CO

Introductory Statement

This Amendment No. 15 to Schedule 13D (“Amendment No. 15”) is being filed by Leonard Riggio and LRBKS Holdings, Inc., a Delaware corporation owned by Mr. Riggio and his wife, Louise Riggio (“LRBKS”, and together with Mr. Riggio, the “Reporting Persons”), to amend the Item specified below in the Reporting Persons’ Schedule 13D with respect to the common stock, $.001 par value (“Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”), as such Schedule 13D has previously been amended and supplemented.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)  The beneficial ownership percentages used herein are calculated based upon the 59,874,505 shares of Common Stock issued and outstanding as of November 30, 2013, as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 26, 2013, filed with the Securities and Exchange Commission on December 5, 2013.

As of December 11, 2013, Mr. Riggio is the beneficial owner of 15,752,132 shares, or 26.3%, of the Common Stock. Mr. Riggio is the direct beneficial owner of 10,159,931 shares of Common Stock.  Mr. Riggio has the sole power to vote and dispose of all of such directly owned shares.  Mr. and Mrs. Riggio are the indirect beneficial owners of the 3,451,228 shares of Common Stock owned by LRBKS and have the power to direct the vote and disposition of the shares owned by LRBKS.  Mr. and Mrs. Riggio are the indirect beneficial owners of 1,428,500 shares of Common Stock as co-trustees of The Riggio Foundation, a charitable trust (the “Riggio Foundation”).  An additional 712,473 shares of Common Stock are held in a rabbi trust established by the Company for the benefit of Mr. Riggio pursuant to a deferred compensation arrangement.  Under the arrangement, Mr. Riggio is entitled to those shares within 30 days following the earliest of:  (i) his death or termination of employment with the Company; (ii) a sale of all or substantially all of the assets of the Company; or (iii) a sale of a “controlling interest” in the Company (defined as 40% or more of the outstanding Common Stock).  Mr. Riggio has no voting or dispositive control over the shares in the rabbi trust.

(c)  On December 2, 2013, The Riggio Foundation made a gift of 80,000 shares of Common Stock.  On December 3, 2013, Mr. Riggio made a gift of 160,000 shares of Common Stock to The Riggio Foundation.  On December 10, 2013, the Reporting Persons sold 2,000,000 shares of Common Stock for $13.81 per share in a privately negotiated block trade.  The aforementioned transfers were made for tax planning purposes.

Except as reported herein, no transactions in the Common Stock were effected by the Reporting Persons during the 60 days prior to and including the date of the filing of this Amendment No. 15.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  December 11, 2013

/s/ Leonard Riggio
Leonard Riggio LRBKS HOLDINGS, INC. By: /s/ Leonard Riggio Name: Leonard Riggio Title: President